UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the Quarter Ended June 30, 2005

Black Hills Corporation

(Name of registered holding company)

625 Ninth Street, Rapid City, South Dakota 57701

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Mark T. Thies
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701
(605) 721-1700

ITEM 1 – ORGANIZATION CHART

	Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Type of Business
1.	Black Hills Corporation*	N/A	04/28/2000	South Dakota	N/A	Holding company
1.1	Black Hills Energy, Inc.*	N/A	01/29/2001	South Dakota	100%	Intermediate non-utility holding company for Black Hills Corporation’s EWGs, QFs, natural gas/oil/coal companies
1.1.1	Black Hills Generation, Inc.*	N/A	01/05/2000	Delaware	100%	Intermediate non-utility holding company for Black Hills Corporation EWGs and QFs and other businesses related to the ownership and operation of EWGs and QFs
1.1.1.2	Black Hills Idaho Operations, LLC	Energy-related	10/20/1998	Delaware	100%	Provides operating services to a qualifying facility
1.1.13	Black Hills Nevada Operations, LLC	Energy-related	06/26/2001	Delaware	100%	Operates qualifying facility
1.1.1.4	Black Hills Ontario, LLC	Energy-related	12/23/1996	Delaware	50%	Qualifying facility
1.1.1.5	Black Hills Southwest, LLC*	N/A	06/11/2001	Delaware	100%	Intermediate non-utility subsidiary
1.1.1.5.1	Black Hills Nevada, LLC*	N/A	08/19/1999	Delaware	100%	Intermediate non-utility subsidiary
1.1.1.5.1.1	Desert Arc I, LLC	N/A	08/19/1999	Delaware	50%	Intermediate non-utility holding company
1.1.1.5.1.2	Desert Arc II, LLC	N/A	08/19/1999	Delaware	50%	Intermediate non-utility holding company
1.1.1.5.1.1.1 1.1.1.5.1.2.1	Las Vegas Cogeneration Limited Partnership	Energy-related	02/01/1991	Nevada	50%	Qualifying facility
1.1.1.5.1.3	Sunco, Ltd., a Limited Liability Company	Energy-related	02/10/1994	Nevada	100%	Qualifying facility thermal host
1.1.2	Wyodak Resources Development Corp.	Energy-related	07/23/1956	Delaware	100%	Coal mining company
1.1.3	Black Hills Exploration and Production, Inc.	Energy-related	11/03/1977	Wyoming	100%	Oil and natural gas exploration and production
1.1.3.1	Black Hills Gas Holdings Corp. (fka Mallon Resources Corporation)*	N/A	07/18/1988	Colorado	100%	Intermediate non-utility holding company
1.1.3.1.1	Black Hills Gas Resources, Inc. (fka Mallon Oil Company)	Energy-related	05/31/1978	Colorado	100%	Oil and gas exploration and production and owns a natural gas gathering pipeline

*System Company that directly/indirectly holds securities of Reporting Company

	Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Type of Business
1.1.3.1.2	Black Hills Cabresto Pipeline, LLC	Energy-related	08/28/2003	Delaware	100%	Owns and operates 12-mile natural gas pipeline in New Mexico
1.1.4	Black Hills Energy Resources, Inc.	Energy-related	06/25/1997	South Dakota	100%	Markets energy commodities
1.1.4.1	Black Hills Operating Company, LLC	Energy-related	02/01/2002	Delaware	100%	Operates and manages oil pipelines and terminals in Texas
1.1.4.2	Black Hills Energy Pipeline, LLC*	N/A	07/20/1999	Delaware	100%	Intermediate non-utility holding company
1.1.4.3	Black Hills Millennium Pipeline, Inc.*	N/A	07/13/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.2.1 1.1.4.3.1	Millennium Pipeline Company, L.P.	Energy-related	08/19/1999	Texas	100%	Owns and operates an oil pipeline in Texas
1.1.4.4	Black Hills Energy Terminal, LLC*	N/A	09/29/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.5	Black Hills Millennium Terminal, Inc.*	N/A	09/17/1999	South Dakota	100%	Intermediate non-utility subsidiary
1.1.4.4.1 1.1.4.5.1	Millennium Terminal Company, L.P.	Energy-related	01/21/2000	Texas	100%	Operates an oil terminal and storage facility
1.1.4.6	Black Hills Kilgore Energy Pipeline, LLC*	N/A	02/01/2002	Delaware	100%	Intermediate non-utility subsidiary
1.1.4.7	Black Hills Kilgore Pipeline, Inc.*	N/A	02/01/2002	Delaware	100%	Intermediate non-utility subsidiary
1.1.4.6.1 1.1.4.7.1	Black Hills Kilgore Pipeline Company, L.P.	Energy-related	03/14/2002	Texas	100%	Owns and operates an oil pipeline in Texas
1.1.5	Enserco Energy Inc.	Energy-related	08/16/1996	South Dakota	100%	Markets energy commodities

*System Company that directly/indirectly holds securities of Reporting Company

ITEM 2 – ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

For the three month period ended June 30, 2005 (in thousands):

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given With Security	Consideration Received for Each Security
Black Hills Idaho Operations, LLC	ST Debt	$ 41	Issue	4.59%	Black Hills Generation, Inc.	None	$ 41

Wyodak Resources Development Corp	ST Debt	2,114	Issue	4.59%	Black Hills Exploration and Production, Inc.	None	2,114

Black Hills Generation, Inc.	ST Debt	203	Issue	4.59%	Sunco, LTD. LLC	None	203

Las Vegas Cogeneration Limited Partnership	ST Debt	844	Issue	4.59%	Black Hills Generation, Inc.	None	844

Black Hills Nevada Operations	ST Debt	101	Issue	4.59%	Black Hills Generation, Inc.	None	101

Black Hills Corporation	ST Debt	1,102	Issue	4.59%	Black Hills Exploration and Production, Inc.	None	1,102

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution

None

ITEM 3 – ASSOCIATE TRANSACTIONS

Part I – Transactions performed by reporting companies on behalf of associate companies

For the three month period ended June 30, 2005 (in thousands):

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Enserco Energy Inc.	Black Hills Power, Inc.	Physical gas sales	$ 1,883	N/A	N/A	$1,883

Enserco Energy Inc.	Black Hills Wyoming,	Physical gas sales	38	N/A	N/A	38
	Inc.

Enserco Energy Inc.	Black Hills Ontario,	Physical gas sales	809	N/A	N/A	809
	LLC

Wyodak Resources	Black Hills Power, Inc.	Coal sales	2,367	N/A	N/A	2,367
Development Corp.

Wyodak Resources	Black Hills Wyoming,	Coal sales	686	N/A	N/A	686
Development Corp.	Inc.

Black Hills Exploration	Enserco Energy Inc.	Physical gas sales	3,728	N/A	N/A	3,728
and Production, Inc.

Black Hills Gas	Enserco Energy Inc.	Physical gas sales	11,235	N/A	N/A	11,235
Resources, Inc.

Black Hills Exploration	Black Hills Gas	Operational services	134	N/A	N/A	134
and Production, Inc.	Resources, Inc.

Part II – Transactions performed by associate companies on behalf of reporting companies

For the three months ended June 30, 2005 (in thousands):

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Black Hills Energy, Inc.	Black Hills Exploration	Corporate services	N/A	$ 1,401	N/A	$ 1,401
	and Production, Inc.

Black Hills Energy, Inc.	Enserco Energy Inc.	Corporate services	N/A	500	N/A	500

Black Hills Energy, Inc.	Wyodak Resources	Corporate services	N/A	626	N/A	626
	Development Corp.

Black Hills Energy, Inc.	Black Hills Energy	Corporate services	N/A	24	N/A	24
	Resources, Inc.

Black Hills Energy, Inc.	Black Hills Kilgore	Corporate services	N/A	29	N/A	29
	Pipeline Company, LP

Black Hills Energy, Inc.	Millennium Pipeline	Corporate services	N/A	159	N/A	159
	Company, LP

Black Hills Power, Inc.	Wyodak Resources	Retail electric services	170	N/A	N/A	170
	Development Corp.

Note:

Black Hills Corporation has formed a service company, Black Hills Service Company, LLC (“BHSC”), pursuant to the authority granted in Black Hills Corporation, et al., Holding Company Act Release No. 35-27931 (“Order”). The Commission approved BHSC’s standard form of service company agreements in the Order. Pursuant to the phase-in authorized in the Order, BHSC will become fully operational by the end of the year and perform services under service company agreements with its affiliates.

ITEM 4 – SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of June 30, 2005	$1,450,081		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	217,512		line 2

Greater of $50 million or line 2		$217,512	line 3

Total current aggregate investment:
(categorized by major line of energy-related business)

Total current aggregate investment(1)		—	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)		$217,512	line 5

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
None

(1)

Investments in energy related companies prior to December 28, 2004, the date Black Hills Corporation became a registered holding company are reported under Item 5 – Other Investments on this Form U-9C-3.

ITEM 5 – OTHER INVESTMENTS

As of June 30, 2005 (in thousands):

Major Line of Energy-Related Business(2)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

Energy commodity	$ 75,542	$ 80,928	Quarterly earnings and change in
marketing			intercompany balances

Qualifying facilities	65,887	65,437	Quarterly earnings and change in
			intercompany balances

Fuel transportation,	116,112	119,910	A $1.0 million distribution to its parent
handling and storage			company, quarterly earnings and
facilities			change in intercompany balances

Oil and gas exploration	54,517	58,550	Quarterly earnings and change in
and production			intercompany balances

Coal mining	9,746	9,669	Quarterly earnings and change in
			intercompany balances

__________________________

(2)	Energy related businesses exempt from calculation in Item 4 – Summary of Aggregate Investment prior to December 28, 2004, the date which Black Hills Corporation became a registered holding company.

ITEM 6 – FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

(a)	Financial statements:

Financial statements as of June 30, 2005 are being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

(b)	Exhibits:

Exhibits are being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

SIGNATURE

Black Hills Corporation

By: /s/ Mark T. Thies
MARK T. THIES
Executive Vice President and
Chief Financial Officer

Dated: August 26, 2005

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the first quarter of 2005 was filed with Black Hills Corporation’s interested state commissions whose names and addresses are listed below:

Public Service Commission of Montana

1701 Prospect Avenue

Helena, MT 59620-2601

Public Utilities Commission of South Dakota

Capitol Building, 1st Floor

500 East Capital Avenue

Pierre, SD 57501-5070

Public Service Commission of Wyoming

2515 Warren Avenue, Suite 300

Cheyenne, WY 82002